

Levi Roye, CEO
Caleb Roye, CEO
levi@varsityclub.com
Caleb@varsityclub.com

317 Delaware St, Kansas City MO 64105

Table of Contents

Executive Summary
Statement of Purpose
Description of Business
Goals and Objectives
Management
Product
Service
Space, Equipment, Location, Staff, and Timeline
Market Information
Long Term Goals
Exit Strategy

Executive Summary

With the current revitalization in the Kansas City River Market, there has never been a better time to open and anchor a craft drinking experience in this booming district.

Varsity Club will reinvent the drinking experience in the River Market. There is currently not a craft bar in the area that's open daily and offers fast, quality service with well-made drinks. Varsity Club will feature fare that pays homage to classic cocktails and eats, but we'll approach things with a revitalized and modern twist. We will offer high-end products with a relaxed and approachable experience, identifying as a modern casual-style bar that serves handcrafted cocktails and sought-after European lagers. Our intent is to also tap into the soccer community in Kansas City and provide a space where fans can view Premier League soccer, which is lacking in our city. Although we will always self-identify as a pub-style bar that shows soccer as an/aesthetic, we will not be what is thought of as a traditional "sports bar."

Varsity Club will be elegant, bright, clean, and classic. We will draw inspiration from the array of bars we have visited in the most influential cities in the world. By doing this, we hope to create a space that will look just as fresh and beautiful in 10 years as it does today. Multiple bars in Kansas City feature a distinctly masculine ambiance. We intend to buck that trend by creating a space that caters to everyone and features a classic sensibility. We want to provide a space where a couple can celebrate an anniversary and a group of friends can get together to watch a soccer match and unwind. To make this possible, we are designing the space to give people the freedom to decide for themselves what they want their night to look like.

Varsity Club will exist to provide high-end service with modern twists on classic cocktails in an elegant and inspiring pub atmosphere that connects our customers with the city around them. Our ultimate desire is to create a positive customer experience through cordial service and attention to detail while remaining casual and approachable. Our intent is to not compete with buttoned up, high-end bars, but bridge the gap between those and the pub-style neighborhood bar experience.

Varsity Club wants to be the reliable neighborhood bar in the River Market. Currently, there is a lack of bars in the area that are open throughout the week and during prime drinking nights and hours. We want to tap into this rising social drinking scene and offer a place where people know they will have a great experience, every time. We will hire our staff based on personality and work ethic, as well as create an environment where employees are excited to be at work.

Future Plans

Varsity Club is not opening with the intention to remain a singular establishment. Our intention is to actively pursue other opportunities for growth and to increase the value of our business.

Phase 2 of Varsity Club is to offer coffee and a to-go drink service during the busy weekend days in the River Market. We want to tap into the amount of people who are spending their weekends walking around and enjoying the area.

Phase 3 would be to open additional bar concepts that focus on other untapped drinking experiences in Kansas City. Our goal is to be an established hospitality group.

Statement Of Purpose

Varsity Club seeks $260,000 of start-up capital to purchase all equipment and inventory, lease a retail space, remodel the space to fit our needs, and provide working capital. This sum will be sufficient for all start-up costs for a successful bar in a booming neighborhood like the River Market.

Varsity Club will exist to provide world-class cocktails and world-class service in an elegant and inspiring space that connects our customers with the city around them. Our desire is to create a positive customer experience through cordial service, attention to detail, and commitment to producing quality food and beverages.

Description of Business

Varsity Club will be a modern pub-style cocktail bar located in the River Market.

We will offer a space that feels casual and comfortable but provides perfectly executed drinks. We will use craft techniques to spin interesting takes on classic cocktails. We will also provide a list of beers that are carefully crafted to our unique approach, which will include establishing partnerships with local breweries and featuring under-represented European styles. We want to have an approachable space that doesn't come across as "pretentious or intimidating." We will go back to classics that provide a drink for everyone no matter the preference.

Our secondary product will be fresh food, prepared in-house daily. Our goal is not to be a restaurant but to provide modern-style pub fare that accompanies one's drinking experience.

A third product we will provide is coffee service. Because we plan on showing Premier League soccer, most of the games air early in the day. We will have brunch-style cocktails and a full espresso bar menu. Caleb and Levi both have 10 years of coffee experience under their belt, making this skill second nature to them. This will also provide an opportunity for guests to take drinks to go if they want to stroll the neighborhood.

Our target market includes River Market residents, employees, and the many people that visit the area weekly. There are thousands of people that fill the River Market Friday-Sunday to spend their weekends enjoying the parks, people, food, and drink.

Goals and Objectives

Sales:
Our primary target customer will be the 3,600 residents who live in the surrounding blocks of the River Market and the 120,000 people employed in the surrounding Downtown area. At an average of 134 transactions per day, we anticipated our average sales to reach $3,360 daily with a weekly goal of $16,800. The yearly sales goal is $873,600 as we manage monthly trends and opportunities the area presents.

Marketing:
The primary form of marketing will be implemented through social media. We will use social media for two purposes: to engage with our customers and to introduce new products. Engaging our customers could be a simple like/favorite, but will also include using our social media platforms to highlight our customers as a way of saying thanks. We will also use social media to promote new distilleries on our menu, new drinks on our bar, or perhaps a daily special. We will employ someone with a social media and marketing background who is invested in our business. This will help to promote our posts so that Varsity Club's Instagram activity will be more visible to a targeted group of people. Through Instagram, we can reach people based on their location, interests, age, or gender. We will receive data about who saw the posts and how they engaged with the ad, thus allowing us to improve our ads based on their success.

When we open initially, we plan on using multiple avenues to make potential customers aware of our business. First, we will have an invite-only, friends and family soft opening. This will be an opportunity to practice all of our daily procedures. The following day will be a one day public soft-opening. During the public soft-opening, we will make ourselves available for guests to get to know us. The soft-opening will be promoted using our website and social media, and all will be invited. We plan to budget $2,000 for the public soft opening. We will plan a grand-opening party. This will be an open house-style party that we can utilize to welcome potential customers into our space. This will give us the ability to connect with many of our customers for the first time. We will offer our full cocktail menu, as well as complimentary beer and food. We will invite many different types of people connected to the city such as fellow business owners, social media influencers, artists, DJ's, and athletes. Caleb and Levi have made a lot of connections just from being in contact with people daily through their service industry history.

As a company, Varsity Club is in the unique position to take advantage of Caleb and Levi's reputation as competitive bartenders. As a result of their success in the industry and subsequent relationships developed within the national cocktail community, Varsity Club will receive national attention from many of the premier cocktail news outlets in the country before the doors even open. While we are working to approach our marketing with a comprehensive plan, we are confident that Varsity Club will receive plenty of attention leading up to our grand opening, as it already has.

Management

Caleb and Levi have both been in the service industry since they were fifteen years old. They developed a knack for people skills and hard work at a young age.

Levi worked in coffee from his late teens to mid twenties. One primary accomplishment was being on the opening team of Post Coffee Company which has now since expanded all over Kansas City with multiple locations. Levi's time there was spent developing the coffee program as a company trainer. Levi also competed in national coffee competitions with Post and earned Top 10 Regional Barista in 2018 and 2019.

Levi eventually left the coffee industry and began working as a bartender for The W, a speakeasy-style bar owned by the Veritasi Group. He worked his way through the company and would manage and open their second bar, Hand in Glove.

After Hand in Glove, Levi spent his time working at bars in Kansas City where he learned from many professionals, helping him develop his skill. Some of the bars include Swordfish Toms, The Campground, The Monarch Bar and Verdigris. Levi ultimately took the position of Bar Manager at "The Mercury Room" where he is currently employed. His primary responsibility is the curation and development of the highest level cocktail offerings in Downtown Kansas City.

Levi also earned his CSS (certified spirits specialist) which tests a candidate's spirits knowledge and mastery of key elements within the world of distillation and spirits production.

Caleb began his career with Quay Coffee in the River Market in 2015. In 2016, he was offered a job as the Regional Trainer for PT's Coffee in Topeka, KS. His responsibilities included training/development, product education, and production of digital education materials for the national coffee retail company. Eventually, in 2017, he had the opportunity to head the opening team of Monarch Coffee. In addition to his management role he was able to consult and contribute to the design and build-out of the cafe from start to finish.

Eventually, Caleb entered into the bar industry as the Front of House manager at The Campground where he worked for 2 years. His responsibilities included: hiring, training, inventory management, COGS analysis, event planning, and employee relations.

Product

The primary focus of Varsity Club will be to serve perfectly made classics. Our approach will be to use modern techniques on timeless recipes in order to offer a new perspective on the cocktail. These techniques include powdered forms of citrus such as lactic, citric, and malic in place of fresh citrus, and fermentation methods like lacto-fermentation. We will use ingredients from all over the world. Our goal is to offer customers a simple daiquiri that has subtle complexities and nuance, without alienating drinkers with obscure descriptions. Our preference is that the cocktails speak for themselves.

Varsity Club will offer a selection of beers focused on traditional European profiles. Our house beer will be Pilsner Urquell, the original pale lager from Plzen, Czech Republic. Aside from offering a house domestic pair of Miller High Life and Miller Lite, our beer list will comprise European imports that have become staples for beer drinkers.

Wine offerings will be limited but accessible to our demographic. We will do our best to include wines priced between $9-$12 per glass. Natural and Biodynamic wine have become growingly popular amongst Millennials and Gen Z and our offerings will reflect this trend.

Another growing trend that we seek to engage with is non-alcoholic cocktails, wine and beer. We will produce most of these products in house, but will rely on brands such as Athletic Brewing and Guinness to provide non-alcoholic beer.

Service

Service is the top priority for Varsity Club. The entire customer experience begins with a person to person interaction and friendly service is the most important characteristic of a Varsity Club employee. The goal for Varsity Club is to provide a relaxing and comfortable experience for each customer. If the customer's needs are met, they are much more likely to not only enjoy their experience, but also enjoy the product that they are served as well.

"Steps of Service" is a training technique that will be integral to our program. Literal to its title, Steps of Service is an item-by-item list of greeting and serving a customer with the focus of anticipating customer needs before they are verbalized. When the customer enters the shop, they will be greeted, and we will give our full attention to that customer as soon as possible. We will direct them to the different sections our space provides.

We intend to provide high end service in a casual atmosphere. Our staff will show patience and kindness in every guest interaction. We will not hire based on experience but on personality, work ethic, and teachability.

A core value of our business is attention to detail.. Our bar staff will be trained to do the small things well, like wiping up drips on glasses before serving a drink, serving drinks on the left side of our left-handed customers, and offering water service before being asked. The simple question of, "How does your cocktail taste?" is something that most bar staff rarely ask, but that will be standard procedure at Varsity Club. Presentation of our products will also be emphasized. Varsity Club will take every opportunity to utilize garnishes and elegant glassware when serving drinks.

As bar industry veterans, Caleb and Levi understand the importance of thoroughly planned systems and procedures. We plan to have these systems and procedures in place prior to opening, in order to equip our staff to provide consistent, positive customer experiences.

Space, Equipment, Location, Staff & Timeline

Space:

Varsity Club will be classic, clean, and comfortable, inspired by the traditional Irish pub and the many neighborhood bars we have visited in New York and Chicago. Varsity Club has found a home at 317 Delaware directly across from the Historic City Market. The proposed space is a garden-level, shotgun style basement that enters directly across from an open, green park frequented by the residents of the neighborhood and visitors to the market. The space features a cobblestone patio that shares a border with the park and will seat a minimum of 20 patrons, be dog friendly, and feature views of the City Market and Downtown skyline. Our building capacity is 48. We have divided the room into three distinct, yet shared spaces for seating. The bar will sit at the back of the 18' by 88' space with 12 barstools, 8 person drink rail. The middle area offers a communal table that seats 10-12 patrons. The front of the space is slightly elevated and will include two square 4-person tables and four round 2 person cafe tables. We hope that these 3 distinct spaces offer the varied experiences that people seek when visiting a craft cocktail bar.

A highlighted feature of the front patio is the opportunity to serve to-go cocktails, a recent allowance made due to the Covid-19 pandemic. The City Market is perhaps the single most popular weekly attraction in Kansas City and we hope to invite their business, both dine-in and to-go, through the visibility of our patio.

Equipment:

Varsity Club recognizes that the proper equipment results in the superior product, faster service, and highest profitability. Our experience in this industry has helped us to narrow down the appropriate equipment to achieve our goals, while not overspending on expensive items that don't contribute to our goals. Front bar equipment will include: two 19" x 35" Glastender underbar ice wells, a centrally located, high speed Omega dishwasher, a two-compartment handwashing sink, two glass-door True undercounter fridges, and two, mirrored 4-tap tower heads for draft cocktails and beer. Our prep-kitchen will house an upright True prep refrigerator and Hoshizaki ice machine.

Location:

The River Market neighborhood is a growing residential and commercial area of Kansas City, located blocks north of Downtown. The neighborhood is home to 3,700 residents, a number that is quickly growing including City Harvest, a luxury apartment complex to be located directly across from our location at 317 Delaware. As previously mentioned, the neighborhood centers on the Market and attracts thousands of local tourists on a weekly basis. We hope to become a staple for the City Market visitors as we are located just outside its' border.

Our competition in the area is difficult to define. We are the first in the River Market to operate a bar with craft cocktails at the forefront of our business model. There are two bars in the area: Caddyshack and The Blue Line. Both businesses serve domestic beers and standard bar fare. Every other food and drink establishment in the neighborhood is a restaurant with operating hours ending at 10pm at the latest. Three of these establishments, Enzo, Il Lazzerone, and Brown and Loe, offer craft cocktails as a supplement to their food product. However, rather than being direct competition, we predict the success of these businesses with aid in our success, as we hope to provide beverages for the pre-dinner and post-dinner crowds dining at River Market restaurants.

Staff:

Caleb and Levi Roye will be involved in the day-to-day service operations of Varsity Club. In addition, they hope to hire Drew Little. Drew is an industry veteran. He is currently employed as the Bar Manager of The Antler Room, one of Kansas City's most awarded restaurants. He is familiar with the vision of Varsity Club and will serve as a great example of what type of employee can thrive within the company. In addition, we will seek out individuals who are polite, professional, and hard-working.

Timeline:
Pending funding, we are on track to open this Fall 2023.

Market Information

The craft spirits and cocktail industry has been rapidly expanding and evolving since the early 2000s. The growth of cocktail culture has propelled the popularity of craft spirits and higher quality product offerings. In sync with the improved trends in restaurants, bartenders have dramatically improved the cocktail experience. Both classics and amazing new creations are now appearing on menus at over 70 percent of bars and restaurants in the US and UK. CGA's Mixed Drinks Report shows that the value of on-trade cocktail sales jumped by 7.5 percent year-on-year in the first quarter of 2018.

Covid-19 had a definite impact on the social drinking industry of the world. Though the industry saw losses early on, the alleviation of pandemic restrictions saw a correlated increase in demand for public drinking experiences. We believe that the growth of the River Market residential community is a key indicator that there is a growing need for social drinking spaces that offer a hand-crafted, premium product in a communal setting designed to encourage conversation and relaxation. Kansas City has seen growth in the craft industry over the past ten years with the success of speakeasies such as Manifesto and Swordfish Toms and luxury bars such as The Monarch Bar and The Mercury Room. A side effect of this popularity of craft drinking culture is the expectation patrons have of every bar, from sports bar to dive, to provide unique, well-balanced cocktails. Varsity Club seeks to meet this need by focusing on unique, well-balanced cocktails while providing a casual, comfortable atmosphere for those to enjoy. Bars such as Mother's Ruin, Estereo, and Sportsman's Club have seen great success with this approach in the markets of Chicago and New York, and we believe Kansas City is ready for a similar experience.

Long Term Goals

Our goal with Varsity Club is to create a business of value by actively pursuing growth and expansion. Our perspective is that growth and expansion can present in two ways. First, we replicate the exact model of Varsity Club in cities with a similar market (St. Louis, Des Moines, Omaha, Minneapolis, etc.) The model, product, and demographic of Varsity Club is translatable to many of the neighborhoods we have visited during our travels. Second, we take the systems, professionalism, and quality developed at Varsity Club and translate it into a different concept altogether. Cities and neighborhoods have different opportunities and we seek to adapt to those needs by offering experiences conducive to the evolving demographics of specific areas. Our passion is conceptualizing social drinking experiences and we hope to have opportunities to see those concepts come to life.

Another long term goal is to build a Ready-to-Drink product based on the brand recognition built on Varsity Club or other future endeavors. The global ready to drink cocktails market size was valued at USD 782.8 million in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 13.4% from 2022 to 2030. We believe that our experience in draft cocktails gives us the opportunity to seamlessly transition to RTD.

Exit Strategy

Varsity Club is the Roye brother's first step towards creating a hospitality brand. Our ultimate goal is to own and operate multiple craft cocktail concepts that appeal to the growing demographics in Kansas City and the larger Midwest region. From day one, we will operate Varsity Club with the goal to create something of value with hopes of being acquired by a larger corporation.